press release

Issuance by ArcelorMittal of 137,967,116 new ordinary shares

13 January 2016 - ArcelorMittal (the “Company”) announces the issue on 15 January 2016 of 137,967,116 new ordinary shares of the Company (the “New Shares”) upon conversion of the 88,182,131 outstanding 6% Mandatorily Convertible Subordinated Notes due 15 January 2016 (the “Notes”). Following this issuance, the share capital of the Company will amount to EUR 7,453,441,006.98 represented by 1,803,359,338 Shares.

For the 1,817,869 Notes previously converted at the option of their holders, the Company has delivered a total of 2,275,026 treasury shares.

The debt/equity ratio and earnings per share of the Company remain unchanged following such conversion since the Notes qualified as equity under IFRS.